Contact

www.linkedin.com/in/roymalkin (LinkedIn)
www.openmedia.com.ua/en (Company)
www.openmedia.com.ua (Company)

Top Skills

Generative AI
E-commerce
Business Strategy

Languages

English (Native or Bilingual)
Russian (Native or Bilingual)

Roy Malkin

CEO at AMS AI. An AI platform for the hospital supply chain.
New York, New York, United States

Summary

I am the co founder and CEO of AMS AI, an AI supply chain platform built to help hospitals and health systems reduce medical supply costs, protect margins, and prevent shortage related disruption.I previously co-founded RedSwan CRE, now a world-leader in real estate tokenization with more than $9 billion in commercial real estate assets.My work has been featured by CNBC, CCTV, PIX11 TV, and Forbes. Earlier in my career, I helped scale multiple high growth technology ventures, including TechCrunch Disrupt award winning teams, companies that later exited to Amazon and Cisco, and startups recognized by the Deloitte Fast 400 and the Inc. 5000 fastest growing companies in U.S. lists.I began my career at Disney, Liberty Media, and Credit Suisse, and also consulted for healthcare leaders including Johnson & Johnson and Pfizer.

Experience

AMS AI

CEO and Co-Founder at AMS AI. We are an AI Platform for the Hospital Supply Chain
March 2020 - Present (6 years 2 months)
New York, United States

AI Platform for Hospital Supply Chain

Co-founded and lead AMS AI, a healthcare AI company with an AI platform built for hospital and health system leaders to reduce medical supply costs, improve margin performance, and prevent shortage related disruption

Leverages large language models, machine learning, and advanced analytics to deliver price intelligence, purchasing leverage, and supply chain resilience across hospital supply chains

Onboarded multiple major hospitals, health systems and Fortune 500 companies as clients in the legacy business

Red Swan Private Client
Co-Founder
March 2018 - Present (8 years 2 months)
New York, United States

Co-Founder of Red Swan CRE, a Commercial Real Estate Tokenization/
Securitization platform that is leveraging blockchain technology. Now with over
$9 Billion in Commercial Real Estate Assets in U.S. and globally.

Venture Aviator
President and Founder
2012 - 2023 (11 years)
Los Angeles Metropolitan Area

• Helped to build three tech companies that successfully exited to Billion Dollar
companies
• Helped to build one of the top 15 Fastest Growing Companies in USA for
2017 - Inc. 5000
• Helped to build Multiple TechCrunch Disrupt Award Winners
• Provide strategic IT services and product development for Fortune 500 and
high growth companies
• Oversee company operations, including strategic planning and business
development
• Partner with C-level management and Executives to create business process
transformation
and new opportunities for their organizations
• Innovation in New Areas including Artificial Intelligence (A.I.) , Augmented
Reality, Virtual Reality,
Chatbots , IoT Devices

Open Media Group
Vice President
September 2010 - 2012 (2 years)
Kyiv City, Ukraine

• Launched the #1 Health Information Website in Eastern Europe
(www.Likar.info) and the top 3 in all Europe. With millions of unique monthly
visitors. Added as clients new strategic partners of major healthcare and food
firms including Roche, GlaxoSmithKline, Pfizer, Worwag Pharma, Johnson &
Johnson, P&G, and Danone group.
• Strategic planning, including business plan & worldwide strategy
development in category-leading online media portals and e-commerce
businesses focused on Europe

• Plan new acquisitions and deals related to venture capital and private equity activity in new media and internet
• Oversee company operations, including brand development, social media, web site traffic growth, web site user interface and advertising revenue.

The Walt Disney Company
Worldwide New Technology Executive
2008 - 2010 (2 years)
Greater Los Angeles Area

• Worked on a high-profile new technology team that reported directly into current Disney CEO, Bob Chapek
• Developed business plan for top three Disney emerging technology growth initiatives – Blu-ray, 3D, and streaming video – covering 20 countries and 8 US divisions
• Oversaw $70 million business development budget for top ten Disney markets in North America, Asia, Europe
• Helped manage strategy and forecasting on over $1B worth of business.
• Created new media business models to monetize Disney movies with social networking platforms including Twitter, Facebook, YouTube helping make Disney establish #2 highest presence in the world in social media
• Worked cross-functionally with finance, marketing, legal, and internet units to implement business plan across entire company
• Key player in Disney strategy to build Blu–ray adoption. Developed and implemented multi-studio programs in partnership with Sony Pictures, Warner Bros., Paramount, and Fox, that grew format by 36 million households from 2008 to 2010
• Provided global leadership for launching new media businesses in three key emerging markets: Russia, India, and China
• Created business strategies that: (1) Set stage for the two highest grossing Blu-ray animated
movie titles of all time and the #1 selling Blu-ray film for 2009 (2) Helped Disney generate the
highest revenue per Blu-ray title in the industry, making Blu-ray the best performing area in
Disney Studios
• Led cross functional initiative to launch new product line with Disney Interactive and external
video game companies

• Created and implemented worldwide communication strategies for $200+ million product lines - involving movie trailers, TV commercials, online ads, retail displays, packaging, inserts, and movie bonus features
• Developed financial breakeven analysis and lifetime value analysis for the entire Blu-ray product line of over 100 films

Liberty Media
Marketing and Business Strategy Manager (E-commerce Business Unit)
January 2006 - December 2008 (3 years)

• Planned and executed e-commerce strategy across entire organization at top 10 largest
e-commerce operation in USA.
• Developed business plans for $100-$300 million new e-commerce business opportunities and mergers & acquisitions transactions
• Developed Big Data Analytics models for over 6 million customers. Used A.I. / Machine Learning to optimize the performance of website top become one of top 10 highest converting websites in the world
• Developed actionable business e-commerce strategies for Internet products, operations and logistics. Used McKinsey Consulting frameworks to drive optimization and change across multiple divisions of the company. Strategies were presented to CEO
• Developed online marketing campaigns that helped internal e-commerce startup grow to $30 million in annual revenue
• Worked on new business development initiatives that increased revenues in B2B business
• Led a team of four, responsible for Internet customer retention projects targeting over 5 million current customers.

Eric Marder Strategic Consulting
Healthcare Strategy Consultant
2004 - 2006 (2 years)
New York

Did strategy consulting primarily in the healthcare sector at a 60-year old boutique consulting firm with leading blue-chip clients. I consulted leading Fortune 500 healthcare companies including Johnson & Johnson, Pfizer, Merck, and Amgen. Worked on multi-billion dollar blockbuster drug initiatives and launch strategies in the USA, Europe, and Japan. For our non-health related division, I also worked on strategy and launch of new products for ESPN, Schick, and Intel.

Credit Suisse
Investment Banking
2000 - 2001 (1 year)

• Technology Banking for Fortune 500 companies

• Investments for Billion Dollar Funds

• M&A for one of the top 5 ranked firms in the world

University of Rochester Medical Center
University of Rochester Medical Center Healthcare Consultant
1997 - 1999 (2 years)
Rochester, New York Metropolitan Area

Worked on health research and health administration for the Dean of the Medical Program at the University of Rochester Medical Center. Top 100 hospitals in the USA and of the largest hospital systems in New York State with over $4.7 Billion in annual patient revenue.

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Education

University of California, Los Angeles - The Anderson School of Management
MBA, Finance , Marketing, Enterpreneurship

Massachusetts Institute of Technology
Artificial Intelligence (AI)

University of Rochester
Bachelors, Economics

University of London
International Economics